Exhibit 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER, 31, 2005

        Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004, as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, investment in an affiliated companies, goodwill and income taxes and valuation allowance. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Note 2 to the Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by US GAAP.

        Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

—	Revenue recognition and allowance for sales returns;

—	Allowance for doubtful accounts;

—	Inventories;

—	Investment in affiliated companies;

—	Goodwill; and

—	Income taxes and valuation allowance

Revenue Recognition and Allowance for Sales Returns

        We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers (OEMs), network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end users.

        Revenues from products are recognized in accordance with Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return. We generally grant our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a period of three months for other products.

        We maintain a provision for product returns and exchanges. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $294,000 in 2003, $619,000 in 2004 and $545,000 in 2005.

        Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues.

Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts. Management exercises its judgment as to our ability to collect outstanding receivables. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are made based upon the age of the receivable. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined using the “moving average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost. We wrote-off and wrote-down inventory in a total amount of $835,000 in 2003, $1.2 million in 2004 and $1.2 million in 2005.

Investment in Affiliated Companies

        Through December 31, 2005, we had invested an aggregate of $2.5 million in a privately-held company engaged in speech recognition. In addition, during 2005, we granted convertible loans in the amount of $611,000. We currently own approximately 41% of the equity in this company. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

        In July, 2005, we had invested $707,000 in an unrelated privately-held company and currently own 19.5% of its Ordinary shares. This investment is accounted for by the equity method and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2005, based on management’s most recent analyses, no impairment losses have been identified in connection with this investment.

Goodwill

        SFAS No.142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We operate in one operating segment, and this segment comprises our only reporting unit. In connection with our acquisition of selected assets of UAS, we recorded $4.3 million of goodwill in 2003 and $1.0 million of goodwill in 2004. We recorded $3.8 million of goodwill in 2004 in connection with our acquisition of AudioCodes USA, formerly Ai-Logix. We paid an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by AudioCodes USA during 2004 and 2005. This contingent was recorded as part of the acquisition cost as additional goodwill during 2005. The Goodwill was reduced in the amount of $ 456,000 upon utilization of pre–acquisition carryforward tax losses in accordance with SFAS No. 141. Goodwill in connection with the UAS and AudioCodes USA acquisitions was reviewed for impairment during the fourth quarter of 2005. No impairment losses have been identified in connection with these acquisitions.

Income taxes and valuation allowance

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items and for tax and accounting purposes. These differences result in deferred tax assets, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

        Although we believe that our estimates are reasonable, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals.

        We have filed or are in the process of filing federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

A.	OPERATING RESULTS

        You should read this discussion with the consolidated financial statements and other financial information included in this Annual Report.

Overview

        We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our products are designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways. We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems and media servers.

        Our headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. We have other offices located in Europe, the Far East, and Latin America.

        Nortel Networks accounted for 14.3% of our total revenues in 2003, 18.6% of our total revenues in 2004 and 16.3% of our revenues in 2005. Our top five customers accounted for 34.2% of our total revenues in 2003, 35.7% of our total revenues in 2004 and 31.1% of our revenues in 2005. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue our operating results may be materially adversely affected.

        Revenues based on the location of our customers for the last three fiscal years are as follows:

	2003	2004	2005

Americas	56.9%	62.3%	57.5%
Far East	23.7	14.3	12.5
Europe	12.6	13.3	19.4
Israel	6.8	10.1	10.6

Total	100.0%	100.0%	100.0%

        Part of our strategy involves the acquisition of complementary businesses and technologies. Our first strategic acquisition involved the purchase of the UAS product group from Nortel Networks in April 2003. This acquisition added new media server technology and products that we could offer to our customers and provided us with research and development capability in the United States. As a result of our supply agreement with Nortel in connection with this transaction, we significantly increased our sales to Nortel from the relativity small amount of sales in 2002 prior to the acquisition, with sales to Nortel accounting for 16.3% of our revenues in 2005 compared to 18.6% of our revenues in 2004 and 14.3% of our revenues in 2003. We expect that sales to Nortel will continue to account for a high percentage of our revenues in 2006.

        We completed a second acquisition in May 2004, acquiring AudioCodes USA formerly Ai-Logix, a leading provider of advanced voice recording hardware technology. We believe that this acquisition has enhanced our board line business and provides an entry into the call recording market and the computer telephony integration, or CTI, market by leveraging our VoP expertise with the technology, strategic partnerships and customer base of AudioCodes USA. We paid $10.0 million in cash at the closing of the transaction. We paid an additional $10.0 million in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA during 2004 and 2005. The payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141 in 2005.

        The increase in the percentage of our revenues in 2005 from customers located in Europe was due to increased sales in Eastern Europe. The increase in the percentage of our revenues from customers located in the Americas during 2004 was primarily the result of our increased sales in the United States due to increased sales to Nortel and inclusion of sales by AudioCodes USA.

        We believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months. As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

        The currency of the primary economic environment in which our operations are conducted is the U.S. dollar, and as such, we use the dollar as our functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

        The accelerated demand for Voice over IP, or VoIP, technology has impacted our business during the last three years. Over the past three years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during previous years.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003, 2004 and 2005, and we expect our revenues in 2006 to exceed our revenues in 2005.

Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%
Cost of revenues	45.3	41.5	40.6

Gross profit	54.7	58.5	59.4
Operating expenses:
Research and development, net	35.0	24.2	21.1
Selling and marketing	32.9	24.0	22.4
General and administrative	9.2	5.9	5.2

Total operating expenses	77.1	54.1	48.7

Operating income (loss)	(22.4)	4.4	10.7
Financial income, net	4.3	2.6	2.1
Equity in losses of affiliated companies	1.0	0.6	0.6

Income (loss) before taxes on income	(19.1)	6.4	12.2
Taxes on income	--	0.3	0.7

Net income (loss)	(19.1)%	6.1%	11.5%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenues. Revenues increased 40.0% to $115.8 million in 2005 from $82.8 million in 2004. The increase in revenues was primarily due to an increase of $15.0 million in sales in the United States derived mainly from the inclusion of the results of AudioCodes USA for all of 2005. In 2004, the results of AudioCodes USA were included only beginning with its acquisition in May 2004. Sales in Europe increased by $11.5 million among all as a result of higher demand in Eastern Europe for our products. Our increase in revenues in 2005 also reflected the increased interest and activity in the market for packet-based VoIP products.

        Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $68.8 million in 2005 from $48.4 million in 2004. Gross profit as a percentage of revenues increased to 59.4% in 2005 from 58.5% in 2004. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. In addition, the improvement in gross margin was due to favorable product mix in 2005. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

        Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 22.0% to $24.4 million in 2005, from $20.0 million in 2004 and decreased as a percentage of revenues to 21.1% in 2005 from 24.2% in 2004. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of AudioCodes USA during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 30.4% in 2005 to $25.9 million from $19.9 million in 2004. As a percentage of revenues, selling and marketing expenses decreased to 22.4% in 2005 from 24.0% in 2004. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of AudioCodes USA. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 23.8% to $6.0 million in 2005 from $4.9 million in 2004. As a percentage of revenues, general and administrative expenses decreased to 5.2% in 2005 from 5.9% in 2004. The increase in general and administrative expenses in 2005 was primarily the result of consolidating the expenses of our AudioCodes USA subsidiary, which was acquired in May 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

        Equity in Losses of Affiliated Companies. Equity in losses of affiliated companies were $693,000 in 2005 compared to $516,000 in 2004. We believe that the products being developed by affiliated companies may enable us to enter new markets and to offer new products.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2005 was $2.5 million compared with financial income of $2.2 million in 2004. The increase in financial income during 2005 was primarily due to higher interest rates and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

        Taxes on Income Our effective tax rate was 5.2% in 2004 and 5.6% in 2005. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to our production facilities in Israel.

We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two to four years and a reduced corporate tax rate of 10% to 25% for an additional period of six to eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2013. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval.

Out of our retained earnings as of December 31, 2005, approximately $540,000 are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $135,000 would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise.

If we fail to meet the requirements of an Approved Enterprise we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

On April 1, 2005, an amendment to the law came into effect (“the Amendment”) and has significantly changed the provisions of the law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

In addition, the law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the law has amended, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues. Revenues increased 87.1% to $82.8 million in 2004 from $44.2 million in 2003. The increase in revenues was primarily due to an increase in sales in the United States, derived mainly from the inclusion of a full year of sales by our UAS product group, which was acquired in April 2003, and from sales generated as a result of our acquisition of AudioCodes USA in May 2004. Our increase in revenues in 2004 also reflected the increased interest and activity in the market for packet-based VoIP products.

        Gross Profit. Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $48.4 million in 2004 from $24.2 million in 2003. Gross profit as a percentage of revenues increased to 58.5% in 2004 from 54.7% in 2003. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. In addition, gross profit percentage increased because of higher sales of integrated systems which usually have higher margins than sub-systems and chips. In the first quarter of 2004, we completed product integration and started shipping UAS platforms based on our hardware which allowed us to achieve better margins on these products. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

        Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Research and development expenses increased 29.3% to $20.0 million in 2004, from $15.5 million in 2003 and decreased as a percentage of revenues to 24.2% in 2004 from 35.0% in 2003. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of the UAS product group from Nortel Networks during the second quarter of 2003 and the acquisition of AudioCodes USA during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 36.8% in 2004 to $19.9 million from $14.5 million in 2003. As a percentage of revenues, selling and marketing expenses decreased to 24.0% in 2004 from 32.9% in 2003. The increase in selling and marketing expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as additional personnel as a result of the acquisition of AudioCodes USA. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

        General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 19.3% to $4.9 million in 2004 from $4.1 million in 2003. As a percentage of revenues, general and administrative expenses decreased to 5.9% in 2004 from 9.2% in 2003. The increase in general and administrative expenses in 2004 was primarily the result of consolidating the expenses of our AudioCodes USA subsidiary, which was acquired in May 2004. During 2003, we recorded $924,000 of expenses in connection with our moving into our new premises in Israel. We did not have similar expenses in 2004. We expect that general and administrative expenses will increase in absolute dollar terms to support our expected growth.

        Equity in Losses of Affiliated Company. Equity in losses of an affiliated company were $516,000 in 2004 compared to $429,000 in 2003. We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.

        Financial Income, Net. Financial income consists primarily of interest derived on cash and cash equivalents and long term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Financial income, net, in 2004 was $2.2 million compared with financial income of $1.9 million in 2003. The increase in financial income during 2004 was primarily due to higher interest rates and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

        Since the majority of our revenues are paid in or linked to the dollar, we believe that inflation and fluctuations in the NIS/dollar exchange rate have no material effect on our revenues. However, a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and dollar exchange rate fluctuations, however, have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.

        To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS Devaluation Rate %	Israeli inflation adjusted for devaluation %

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees including grants of employee stock options and shares issued under the ESPP to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS No. 123(R) will be effective for periods commencing January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using either the modified prospective or modified retrospective method. The Company currently expects to adopt SFAS No. 123(R), using the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

        In March 2005, the Securities and Exchange Commission (“SEC”) released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of SFAS No. 123(R) and contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 and SFAS No. 123(R) on its financial position, results of operations and cash flows. The Company expects that the adoption of SFAS No. 123(R) and SAB 107 will have a material effect on its financial position and results of operations.

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operation

        In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

        In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity”. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations for the last three years from the remaining proceeds from prior public offerings of our Ordinary shares, as well as with cash from operations generated in 2004 and 2005. In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of December 31, 2005, we had $220.3 million in cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes.

        In connection with our acquisition of AudioCodes USA, we paid an additional $10 million in March 2005 based on the achievement of revenue milestones and additional terms by the AudioCodes USA during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill during 2005.

        Our operating activities provided cash in the amount of $13.3 million in 2005, primarily due to our net income and depreciation and amortization expenses, which were partially offset by an increase in trade receivables and deferred tax assets. Our operating activities provided cash in the amount of $3.5 million in 2004, primarily due to our net income, depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses, which were partially offset by an increase in trade receivables and inventories and other receivables and prepaid expenses. Our operating activities used cash in the amount of $6.4 million in 2003, primarily due to our net loss and an increase in trade receivables, which were partially offset by depreciation and amortization expenses and an increase in trade payables and other payables and accrued expenses.

        In 2005, our investing activities used cash in the amount of $113.0 million, primarily due to our investment of a significant portion of the proceeds from our sale of convertible notes in short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes and payments in connection with the acquisition of AudioCodes USA. In 2004, our investing activities used cash in the amount of $15.9 million, primarily due to the acquisition of AudioCodes USA and UAS and the purchase of property and equipment. In 2003, our investing activities provided cash in the amount of $6.1 million primarily due to proceeds from short-term bank deposits, which were partially offset by investment in long-term bank deposits and structured notes, payments of $4.4 million in connection with the acquisition of UAS and the purchase of property and equipment. Our capital expenditures were $2.4 million in 2005, $4.3 million in 2004 and $2.0 million in 2003. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

        In 2005, financing activities provided $3.8 million due to proceeds from issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2004, financing activities provided $130.4 million, due to the net proceeds of $120.2 million from our private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 and $10.2 million from the issuance of our shares upon exercise of options and from purchases of our shares under our Employee Stock Purchase Plans. In 2003, financing activities provided $1.4 million due to issuance of shares upon exercise of options and from shares purchased under our Employee Stock Purchase Plans, partially offset by $215,000 used to repurchase our ordinary shares.

        We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our present cash requirements. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of one or more acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

        In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards and analog and digital media gateways for carrier and enterprise applications. Our platforms will feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2005, 233 of our employees were engaged primarily in research and development on a full-time basis. We also employed 9 employees on a part-time basis.

        Our research and development expenses were $24.4 million in 2005 compared to $20.0 million in 2004 and $15.5 million in 2003. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require material payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2005, we had obtained grants from the OCS aggregating $1.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D.	TREND INFORMATION

        The accelerated demand for VoIP technology has impacted our business during the last three years. Over the past three years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wireline service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoP technology to deliver voice and data services that were previously unavailable. These trends are helping to overcome the downturn in the telecommunications industry that affected us during the previous years.

        In 2005, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced system level products, and new applications in our product lines. . We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

        Unfavorable economic conditions affected the communications sector during the period from 2000 to 2003. This caused a decrease in our revenues from 2000 to 2001 and from 2001 to 2002. It also resulted in our net losses in 2001, 2002 and 2003. Sales of products, particularly for applications in converged networks, to OEMs for use by large service providers declined significantly during these periods. In response to our revenue decreases, we implemented expense control programs to reduce operating expenses, while at the same time we continued to invest in developing products that we believe our customers will need as the market for telecommunications equipment improves. Many companies that had reduced their capital expenditures during the recent economic downturn have begun to invest again in their communications networks. The acceptance of next generation packet-switched networks is contributing to these infrastructure investments as enterprises and service providers begin to increase their use of IP networks for data traffic, such as fax transmissions, and VoIP. These improving market conditions helped our revenues to increase in 2003, 2004 and 2005, and we expect our revenues in 2006 to exceed our revenues in 2005.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2005, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS

Rental and lease commitments	18,483	2,530	4,876	4,838	6,239

Total cash obligations	18,483	2,530	4,876	4,838	6,239

        Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2005 was $5.9 million, of which $5.0 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $909,000.